UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **October 18, 2005**

_____

STRYKER CORPORATION
(Exact name of registrant as specified in its charter)

Michigan	**0-9165**	**38-1239739**
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

2725 Fairfield Road, Kalamazoo, Michigan	**49002**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **269.385.2600**

_____

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.02   RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Stryker Corporation issued a press release on October 18, 2005 announcing its third quarter and first nine months 2005 operating results. A copy of this press release is attached hereto as Exhibit 99.1.

In its press release, the Company has presented adjusted net earnings that exclude the impact of the income tax expense associated with the planned repatriation of undistributed foreign earnings under the provisions of the American Jobs Creation Act reflected in the Company's results for the three month and nine month periods ended September 30, 2005 as well as a purchased in-process research and development charge reflected in its results for the three month and nine month periods ended September 30, 2004. This adjusted financial measure does not replace the presentation of the Company's reported results stated under generally accepted accounting principles (GAAP). The Company has provided this supplemental non-GAAP financial measure because it provides meaningful information regarding the Company's results on a consistent and comparable basis for the periods presented. Management uses this non-GAAP financial measure for reviewing the operating results of its business segments and for analyzing potential future business trends in connection with its budget process. In addition, the Company believes investors will utilize this information to evaluate period-to-period results and to better understand potential future operating results. The Company encourages investors and other users of these financial statements to review its consolidated financial statements and other publicly filed reports in their entirety and to not rely solely on any single financial measure. A reconciliation of reported net earnings to adjusted net earnings before the additional income tax expense associated with the planned repatriation of foreign earnings and the purchased in-process research and development charge is included in the Company's press release attached hereto as Exhibit 99.1.

ITEM 9.01   FINANCIAL STATEMENTS AND EXHIBITS

(c)   Exhibits

99.1 Press release dated October 18, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

STRYKER CORPORATION
(Registrant)

October 18, 2005   /s/ DEAN H. BERGY
Date   Dean H. Bergy
                                    Vice President and Chief Financial Officer
                                    (Principal Financial Officer)

EXHIBIT INDEX

99.1   Press release dated October 18, 2005

Exhibit 99.1

**STRYKER OPERATING RESULTS FOR
QUARTER ENDED SEPTEMBER 30, 2005**

Kalamazoo, Michigan -- October 18, 2005 -- Stryker Corporation (NYSE:SYK) reported operating results for the quarter ended September 30, 2005 as follows:

Conference call at 4:30 p.m. Eastern time, today

Third Quarter Highlights

- Net sales increased 13.9% (13.5% constant currency) to $1,172 million
- Net earnings increased from $14 million to $132 million and adjusted net earnings increased 20.9% to $163 million
- 2005 includes a charge of $31.3 million ($.08 per diluted share) for income taxes associated with the repatriation of foreign earnings
- 2004 includes a charge of $120.8 million ($.29 per diluted share) for purchased in-process research and development
- Diluted net earnings per share increased from $.04 to $.32 and adjusted diluted net earnings per share were $.40, an increase of 21.2%
- Orthopaedic Implant sales increased 10.6% (10.2% constant currency)
- MedSurg Equipment sales increased 20.5% (20.1% constant currency)

Net sales were $1,171.9 million for the third quarter of 2005, representing a 13.9% increase over net sales of $1,028.7 million in the third quarter of 2004 and $3,593.0 million for the first nine months of 2005, representing a 15.6% increase over net sales of $3,106.8 million for the first nine months of 2004. Excluding the impact of foreign currency, net sales increased 13.5% for the third quarter and 14.4% for the first nine months.

The Company's third quarter of 2005 net earnings were reduced by a $31.3 million charge to record the income tax expense associated with the planned repatriation of foreign earnings under the provisions of the American Jobs Creation Act. The Company's third quarter of 2004 net earnings were reduced by a $120.8 million charge to write-off purchased in-process research and development associated with the acquisition of SpineCore, Inc.

Net earnings for the third quarter of 2005 were $132.1 million compared to net earnings of $14.4 million in the third quarter of 2004. Diluted net earnings per share for the third quarter of 2005 increased to $.32 compared to $.04 in the third quarter of 2004. Net earnings for the first nine months of 2005 were $489.5 million compared to net earnings of $303.0 million in the first nine months of 2004. Diluted net earnings per share for the first nine months of 2005 increased to $1.19 compared to $.74 in the first nine months of 2004.

Excluding the impact of the charges to record the income tax expense associated with the planned repatriation of foreign earnings in the third quarter of 2005 and to write-off purchased in-process research and development associated with the SpineCore acquisition in the third quarter of 2004, adjusted net earnings for the third quarter of 2005 were $163.4 million, representing a 20.9% increase over adjusted net earnings of $135.2 million for the third quarter of 2004 and adjusted diluted net earnings per share for the third quarter of 2005 were $.40, representing a 21.2% increase over adjusted diluted net earnings per share of $.33 for the third quarter of 2004. Excluding the impact of these charges from the nine-month periods, adjusted net earnings for the 2005 period were $520.8 million, representing a 22.9% increase over adjusted net earnings of $423.8 million for the 2004 period and adjusted diluted net earnings per share for the 2005 period were $1.27, representing a 23.3% increase over adjusted diluted net earnings per share of $1.03 for the 2004 period.

Sales Analysis

Domestic sales were $775.5 million for the third quarter and $2,334.3 million for the first nine months of 2005, representing increases of 14.1% and 15.9%, respectively, as a result of higher shipments of Orthopaedic Implants and MedSurg Equipment and higher revenue from Physical Therapy Services.

International sales were $396.4 million for the third quarter and $1,258.7 million for the first nine months of 2005, representing increases of 13.6% and 15.3%, respectively, as a result of higher shipments of Orthopaedic Implants and MedSurg Equipment. The impact of foreign currency comparisons to the dollar value of international sales was favorable by $4.1 million in the third quarter and by $38.8 million in the first nine months. Excluding the impact of foreign currency, international sales increased 12.4% in the third quarter and 11.7% in the first nine months.

Worldwide sales of Orthopaedic Implants were $677.9 million for the third quarter and $2,117.1 million for the first nine months of 2005, representing increases of 10.6% and 12.8%, respectively, based on higher shipments of reconstructive (hip, knee and shoulder), trauma, spine and micro implant systems, osteogenic protein-1 and bone cement. Excluding the impact of foreign currency, sales of Orthopaedic Implants increased 10.2% in the third quarter and 11.3% in the first nine months.

Worldwide sales of MedSurg Equipment were $428.1 million for the third quarter and $1,278.5 million for the first nine months of 2005, representing increases of 20.5% and 22.2%, respectively, based on higher shipments of powered surgical instruments and operating room equipment, endoscopic products and patient handling and emergency medical equipment. Excluding the impact of foreign currency, sales of MedSurg Equipment increased 20.1% in the third quarter and 21.2% in the first nine months.

Physical Therapy Services revenues were $65.9 million for the third quarter and $197.4 million for the first nine months of 2005, representing increases of 8.9% and 7.6%, respectively, as a result of added revenue from new physical therapy centers.

Repatriation of Foreign Earnings

On September 27, 2005, the Company's Board of Directors approved a plan to repatriate approximately $722 million of undistributed foreign earnings under the provisions of the American Jobs Creation Act. The Act provides a temporary incentive for United States companies to repatriate accumulated income earned in foreign jurisdictions at a reduced income tax cost. The Company recorded a charge of $31.3 million, or $.08 per diluted share, in the third quarter of 2005 to recognize the income tax expense and related liability associated with the planned repatriation. The repatriation of funds will occur in the fourth quarter of 2005.

2004 Acquisition of SpineCore, Inc.

The Company completed its acquisition of SpineCore, Inc. during the third quarter of 2004 for an upfront payment of $120 million in cash plus certain transaction costs. SpineCore is a developer of artificial lumbar and cervical spinal discs. The transaction resulted in a charge against both pre-tax and net earnings of $120.8 million, or $.29 per diluted share, to write off purchased in-process research and development.

Income Tax Rate

The Company's effective income tax rates for the third quarter and first nine months of 2005 were 43.0% and 33.7%, respectively, as compared to effective income tax rates for the third quarter and first nine months of 2004 of 80.1% and 37.5%, respectively, and an effective annual income tax rate of 35.0% for the year ended December 31, 2004. The effective income tax rates for the third quarter and first nine months of 2005 reflect the impact of the $31.3 million in income tax expense associated with the repatriation of foreign earnings. The effective income tax rates for the third quarter and first nine months of 2004 and for the year ended December 31, 2004 reflect the non-deductibility for income tax purposes of substantially all of the $120.8 million upfront payment in the third quarter of 2004 to acquire SpineCore, Inc.

Conference Call

As previously announced, the Company will conduct a conference call for financial analysts at 4:30 p.m., Eastern Time, today. To hear the conference call, dial 800/725-9961. A simultaneous webcast of the call may be accessed via the Company's website at www.stryker.com . The call will be archived on this site for 90 days. A recording of the call will also be available from 7:00 p.m., Eastern Time, today until 7:00 p.m. on Thursday, October 20, 2005. To hear this recording dial 800/633-8284 (domestic) or 402/977-9140 (international) and enter the registration number 21263773.

Stryker Corporation is one of the world's leading medical device companies with the most broadly-based range of products in orthopaedics and a significant presence in other medical specialties. The Company's products include implants that are used in joint replacement, trauma, craniomaxillofacial and spine surgeries; orthobiologics; operating room and interventional pain products; surgical navigation, endoscopic, communications and digital imaging systems; as well as patient handling and emergency medical equipment. In addition, Stryker provides outpatient physical therapy services in the United States.

STRYKER CORPORATION
For the Three Month and Nine Month Periods Ended September 30, 2005
(Unaudited - In Millions Except Per Share Amounts)

CONDENSED STATEMENTS OF EARNINGS	Third Quarter			Nine Months		
	2005	2004	% Change	2005	2004	% Change
Net sales	$ 1,171.9	$ 1,028.7	13.9	$ 3,593.0	$ 3,106.8	15.6
Cost of sales	415.5	365.1	13.8	1,266.8	1,098.0	15.4
GROSS PROFIT	756.4	663.6	14.0	2,326.2	2,008.8	15.8
% of Sales	64.5	64.5		64.7	64.7	
Research, development and engineering expenses	70.3	54.6	28.8	196.8	154.7	27.2
Selling, general and administrative expenses	443.2	402.3	10.2	1,350.9	1,210.1	11.6
Intangibles amortization	10.5	11.6	(9.5)	38.3	35.6	7.6
Purchased in-process research and development	-	120.8	(100.0)	-	120.8	(100.0)
	524.0	589.3	(11.1)	1,586.0	1,521.2	4.3
OPERATING INCOME	232.4	74.3	212.8	740.2	487.6	51.8
% of Sales	19.8	7.2		20.6	15.7	
Other expense	0.6	1.9	(68.4)	1.4	2.9	(51.7)
EARNINGS BEFORE INCOME TAXES	231.8	72.4	220.2	738.8	484.7	52.4
Income taxes	99.7	58.0	71.9	249.3	181.7	37.2
NET EARNINGS	$ 132.1	$ 14.4	--	$ 489.5	$ 303.0	61.6
Net Earnings Per Share						
Basic	$ 0.33	$ 0.04	--	$ 1.21	$ 0.76	59.2
Diluted	$ 0.32	$ 0.04	--	$ 1.19	$ 0.74	60.8
Average Shares Outstanding						
Basic	403.7	401.7		403.3	400.8	
Diluted	412.2	410.7		411.6	410.2	

RECONCILIATION OF REPORTED NET EARNINGS TO ADJUSTED NET EARNINGS

	Third Quarter			Nine Months		
	2005	2004	% Change	2005	2004	% Change
NET EARNINGS						
Reported net earnings	$ 132.1	$ 14.4	--	$ 489.5	$ 303.0	61.6
Income taxes on repatriation of foreign earnings	31.3	-	--	31.3	-	--
Purchased in-process research and development	-	120.8	(100.0)	-	120.8	(100.0)
Adjusted net earnings	$ 163.4	$ 135.2	20.9	$ 520.8	$ 423.8	22.9
DILUTED NET EARNINGS PER SHARE						
Reported diluted net earnings per share	$ 0.32	$ 0.04	--	$ 1.19	$ 0.74	60.8
Income taxes on repatriation of foreign earnings	$ 0.08	$ -	--	$ 0.08	$ -	--
Purchased in-process research and development	$ -	$ 0.29	(100.0)	$ -	$ 0.29	(100.0)
Adjusted diluted net earnings per share	$ 0.40	$ 0.33	21.2	$ 1.27	$ 1.03	23.3

STRYKER CORPORATION
For the Three Month and Nine Month Periods Ended September 30, 2005
(Unaudited - In Millions)

CONDENSED SALES ANALYSIS	Third Quarter			Nine Months		
	2005	2004	% Change	2005	2004	% Change
Domestic	$ 775.5	$ 679.8	14.1	$ 2,334.3	$ 2,014.9	15.9
International	396.4	348.9	13.6	1,258.7	1,091.9	15.3
NET SALES	$ 1,171.9	$ 1,028.7	13.9	$ 3,593.0	$ 3,106.8	15.6
Orthopaedic Implants	$ 677.9	$ 612.8	10.6	$ 2,117.1	$ 1,876.8	12.8
MedSurg Equipment	428.1	355.4	20.5	1,278.5	1,046.5	22.2
Physical Therapy Services	65.9	60.5	8.9	197.4	183.5	7.6
NET SALES	$ 1,171.9	$ 1,028.7	13.9	$ 3,593.0	$ 3,106.8	15.6

STRYKER CORPORATION
(Unaudited - In Millions)

CONDENSED BALANCE SHEETS	September 30 2005	December 31 2004
ASSETS		
Cash and cash equivalents	$ 200.4	$ 349.4
Marketable securities	332.2	-
Accounts receivable (net)	736.2	751.1
Inventories	587.6	552.5
Other current assets	508.8	489.6
TOTAL CURRENT ASSETS	2,365.2	2,142.6
Property, Plant and Equipment (net)	778.5	700.5
Goodwill and Other Intangibles (net)	939.6	963.2
Other Assets	313.5	277.5
TOTAL ASSETS	$ 4,396.8	$ 4,083.8
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities	$ 1,035.6	$ 1,113.5
Long-Term Debt	0.9	0.7
Other Liabilities	246.6	217.6
Stockholders' Equity	3,113.7	2,752.0
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 4,396.8	$ 4,083.8

STRYKER CORPORATION
For the Three Month and Nine Month Periods Ended September 30, 2005
(Unaudited - In Millions)

CONDENSED STATEMENTS OF CASH FLOWS	Third Quarter 2005	Third Quarter 2004	Nine Months 2005	Nine Months 2004
OPERATING ACTIVITIES				
Net earnings	$ 132.1	$ 14.4	$ 489.5	$ 303.0
Depreciation	26.4	25.1	79.9	75.9
Amortization	43.6	37.4	133.4	108.6
Purchased in-process research and development	-	120.8	-	120.8
Reductions of accounts receivable securitization	-	-	-	(150.0)
Changes in working capital and other	60.9	(11.6)	(220.6)	(169.6)
NET CASH PROVIDED BY OPERATING ACTIVITIES	263.0	186.1	482.2	288.7
INVESTING ACTIVITIES				
Acquisitions, net of cash acquired	(2.0)	(124.2)	(55.1)	(139.1)
Purchases of marketable securities, net	(122.5)	-	(335.4)	-
Purchases of property, plant and equipment	(69.4)	(47.7)	(185.8)	(121.9)
Proceeds from sales of property, plant and equipment	0.2	0.4	0.6	8.2
NET CASH USED IN INVESTING ACTIVITIES	(193.7)	(171.5)	(575.7)	(252.8)
FINANCING ACTIVITIES				
Repayments of debt, net	(0.8)	-	(0.6)	(10.1)
Dividends paid	-	-	(36.2)	(28.0)
Other	15.1	7.5	(0.4)	27.9
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	14.3	7.5	(37.2)	(10.2)
Effect of exchange rate changes on cash and cash equivalents	(1.6)	6.9	(18.3)	-
CHANGE IN CASH AND CASH EQUIVALENTS	$ 82.0	$ 29.0	$ (149.0)	$ 25.7

Contact: Dean H. Bergy, Vice President and Chief Financial Officer, 269/385-2600